Exhibit 99.1
For immediate release

NEW SKIN STEROL DATA TO BE PRESENTED AT AMERICAN COLLEGE OF CARDIOLOGY ANNUAL CONFERENCE

Toronto, Ontario (December 9, 2004) --- Predictive medicine company IMI International Medical Innovations Inc. (Amex: IME; TSX: IMI) today announced that a scientific abstract featuring the company’s predictive, non-invasive test for cardiovascular disease risk assessment, PREVU* Skin Sterol Test, has been accepted for a podium presentation at the 54th Annual Scientific Session of the American College of Cardiology, to be held in Orlando, Florida from March 6 - 9, 2005.

"IMI, along with its partner, McNeil Consumer Healthcare, is committed to positioning PREVU* as a leading tool to assess patients’ risk of heart disease," said Dr. Brent Norton, IMI President and CEO. "The relationship between skin sterol and coronary artery disease has already been proven. We believe this new data will help foster additional awareness and discussion of the value of our test among world-leading cardiologists and clinicians."

The abstract accepted for presentation is Skin Cholesterol Content Identifies Subclinical Atherosclerosis in Asymptomatic Adults, co-authored by Wendy S. Tzou, Maureen E. Mays, Claudia E. Korcarz, Susan E. Aeschlimann and James H. Stein, University of Wisconsin Medical School, Madison, Wisconsin.

McNeil Consumer Healthcare will also be exhibiting PREVU* Skin Sterol Test at this important, high profile event.

The American College of Cardiology is dedicated to fostering optimal cardiovascular care and disease prevention through professional education, promotion of research, leadership in the development of standards and guidelines, and the formulation of health care policy. The annual conference, which attracts about 27,000 delegates and is a premier forum for cardiologists worldwide, features a unique combination of cutting edge science and practical clinical applications.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause IMI’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of IMI’s products, reliance on third-party manufacturers, the competitiveness of IMI’s products if successfully commercialized, the ability of IMI to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while IMI routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult IMI’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Jane Lin/Andrea Faville
Director, Communications	The Investor Relations Group
(416) 222-3449	(212) 825-3210
sbolivier@imimedical.com	jlin@investorrelationsgroup.com
afaville@investorrelationsgroup.com